15049370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBEOP MARKETS LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH ROAD
(No. and Street)

HARRISON	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DMITRIY RUTITSKIY — 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

185 ASYLUM ST.	HARTFORD	CT	06103
(Address)	(City)		

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I Dmitriy Rutitskiy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobeOp Markets Limited, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financial and Operations Principal
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2014

GLOBEOP MARKETS LIMITED

Index

December 31, 2014

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pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of GlobeOp Markets Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	914,113
Accounts receivable		61,455
Receivable from affiliate		942,624
Other assets		21,742
Total assets	$	1,939,934
Liabilities and stockholder's equity		
Liabilities		
Accounts payable	$	16,300
Accrued expenses		129,308
Payable to affiliate		9,601
Total liabilities	$	155,209
Stockholder's equity		
Common stock (500,000 (£1 par) authorized, issued and outstanding)		898,675
Additional paid-in capital		86,499
Accumulated other comprehensive loss		(226,727)
Retained earnings		1,026,278
Total stockholder's equity	$	1,784,725
Total liabilities and stockholder's equity	$	1,939,934

The accompanying notes on pages 3 to 5 are an integral part of these financial statements.

1. Organization and Nature of Operations

The immediate parent undertaking of GlobeOp Markets Limited (the "Company") is Financial Models Corporation Limited (UK) which is registered in the United Kingdom and which holds 100% of the share capital of the company.

The ultimate parent undertaking and controlling party is SS&C Technologies Holdings, Inc. (the "Parent"), which is the ultimate parent of the Company to consolidate these financial statements. Copies of SS&C Technologies Holdings, Inc. consolidated financial statements can be obtained from 80 Lamberton Road, Windsor, CT 06095 USA.

The Company was incorporated in the United Kingdom on November 7, 2005 and is a registered broker-dealer with the Securities and Exchange Commission, a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation in the United States of America.

The Company provides electronic execution platforms that offer straight through trade processing of various investment products and provides clients with electronic access to offshore money market funds in order to invest their excess cash as well as offering web based performance reporting tools for hedge funds and their investors.

The Company is also authorised by the Financial Conduct Authority ("FCA") in the United Kingdom and is a provider of depositary lite services, namely cash monitoring under Article 21 (7) of AIFMD , asset verification under Article 21 (8)(b) only and oversight functions under Article 21 (9). "AIFMD" means the directive 2011/61/EU of 8 June 2011 on Alternative Investment Fund Managers and the Commission Delegated Regulation (EU) No 231/2013 of 19 December 2012 that supplements that directive.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash is comprised of cash at bank only. At December 31, 2014 all cash was held at major financial institutions in the United Kingdom. The balances held at United Kingdom financial institutions are in excess of the maximum amount covered by UK government insurance of £85,000.

Deferred Taxation

Deferred tax is recognized in respect of all temporary differences that have originated but not reversed at the statement of financial condition date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the statement of financial condition date. Temporary differences are differences between the Company's taxable results and its results as stated in the financial statements. However, deferred tax assets are recognized as recoverable and therefore recognized, only when, on the basis of all available evidence, the Company considers that it is more likely than not there will be suitable profits, from which the future reversal of the underlying timing differences can be realized. Deferred tax is measured at the expected tax rates that apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the statement of financial condition date.

Foreign Currency Translation

Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction; gains and losses resulting from the settlement of such transactions are recognized as a gain/loss on foreign exchange.

Foreign assets and liabilities of the Company are translated at year end exchange rates, and revenues and expenses are translated at an average rate for the year. The resulting translation adjustment is reflected in accumulated other comprehensive income within the statement of financial condition.

Guarantees

ASC 460, Guarantees, requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Employee Benefit Plan

The Company pays contributions to a privately administered defined contribution pension plan. Pension commitments arising in respect of the scheme are charged to the profit and loss account on the basis of contributions payable for the period and any excess or deficit compared with cumulative pension cost is provided on the balance sheet. The contributions to the pension scheme are recognised on an accruals basis.

The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

3. Related party transactions

The Company incurs costs from GFS Limited and GFS LLC. Occupancy and office costs incurred by GFS Limited and GFS LLC are allocated to the Company based on employee headcount.

In 2014, the amount receivable from affiliate is the amount owed by GFS Limited, $942,624 (2013: $746,682 receivable from GFS Limited), generated from a cash management program, whereby payments are periodically received from GFS Limited in the normal course of business. The Company accounts for its receivable from affiliate in accordance with ASC 310, Receivables.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2014, the Company had net capital, as defined, of $668,691 which was $658,344 in excess of its net capital requirement of $10,347 and its ratio of aggregate indebtedness to net capital was 0.23 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company is registered with the FCA, and is required to file its United Kingdom financial statements with them. Based on the most recent filing, the Company has capital of €1,446,776 and has a minimum capital requirement of €125,000 under FCA regulations which results in capital in excess of its minimum requirement of €1,321,776.

5. Concentration risk

The Company's clients primarily operate in the hedge fund industry. Accordingly, the Company is potentially exposed to events that would impact that industry.

For the year ending December 31, 2014, the Company had four clients that individually represented 10% or more of the Company's fee revenue for the year, each being 15%, 11%, 12% and 12% respectively.

6. Subsequent events

Subsequent events have been evaluated through February 25, 2015, which is the date the financial statements were available to be issued.

There are no subsequent events which would require adjustments or disclosures to the financial statements.